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EVN

Letter to Shareholders 1st Quarter 2003/04

October 1 – December 31, 2003



At a glance

- Increased sales of electricity and heat.
- Gas business characterised by altered sales structure.
- Marked expansion in water business:
  - Initial inclusion of the WTE Group in EVN's consolidated financial statements.
  - Wastewater business expansion due to the complete takeover of NOVUM.
- Full operation of the waste incineration plant since the beginning of 2004.
- Operative result at the level of the preceding year.
- Marked increase in net income for the period.

Key Figures EVN Group

		2003/04 Q. 1	2002/03 Q. 1	Change %	2002/03	2001/02
Sales volumes						
Electricity	GWh	2,954	2,752	7.3	9,656	8,624
Gas[1]	m m³	254	613	–58.6	1,406	2,317
Heating	GWh	327	279	17.5	877	786
Water	m m³	5	5	1.6	26	24
Income statement						
Sales revenues	EUR m	327.8	350.8	–6.6	1,082.1	1,113.9
EBITDA	EUR m	104.4	100.0	4.3	227.5	250.0
EBITDA margin	%	31.8	28.5	–	21.0	22.4
Operating result (EBIT)	EUR m	71.3	71.3	0.0	102.5	127.9
EBIT margin	%	21.7	20.3	–	9.5	11.5
Result before tax	EUR m	83.6	75.7	10.5	145.4	137.6
Period net result	EUR m	60.3	51.0	18.2	102.6	89.5
Earnings per share (EPS)	EUR	1.60	1.36	18.2	2.73	2.39
Balance sheet						
Balance sheet total	EUR m	3,258.2	2,907.1	12.1	2,993.8	2,803.9
Equity	EUR m	1,225.0	1,117.8	9.6	1,137.5	1,041.1
Equity ratio	%	37.6	38.5	–	38.0	37.1
Net debt	EUR m	502.0	310.8	61.5	347.0	441.9
Gearing	%	41.0	27.8	–	30.5	42.4
Cash flow and investments						
Cash flow from operating activities	EUR m	54.5	66.6	–18.1	213.2	263.9
Investments in tangible assets	EUR m	26.9	44.5	–39.5	228.0	161.7
Employees						
Number of employees	Average	2,571	2,216	16.0	2,317	2,199
EBIT / employee	TEUR	27.7	32.2	–	44.3	58.2
Value added						
Capital employed	EUR m	2,410.3	2,133.7	13.0	2,206.9	2,066.2
Return on equity (ROE)	%	5.1	4.7	–	9.4	8.7
Return on capital employed (ROCE)	%	3.3	3.2	–	6.2	6.1

[1] From January 1, 2003, excluding gas key account sales and trading due to the transfer to EconGas



Dear Shareholder,

In the first quarter of 2003/04, EVN continued to develop highly successfully. Apart from increases in sales in the majority of segments, gas being the only exception due to the transfer of key account and trading business to EconGas, above all, we made significant progress in our new business areas. Despite the continuing burden imposed by high energy prices, we were nonetheless able to improve the result of the EVN Group compared to the previous year.

The AGM held on January 23, 2004, approved the proposal of the Executive Board for an increase in dividend by 7.1% from EUR 0.70 to EUR 0.75 per share. This reflected the successful development of the past financial year.

During the period under review, we made advances in EVN's new business areas.

Opening of the Dürnrohr waste incineration plant
The thermal waste incineration plant of our fully owned subsidiary, AVN, went into full operation as scheduled on January 1, 2004. The plant, which deals with 300,000 t of household, commercial and industrial waste annually and is one of the most modern of its type in Europe, was officially opened during a ceremony held on January 12. Use of capacity for the first year of operation has already been secured, with the result that, from the start of operations, we can anticipate a positive contribution to results.

WTE
At the beginning of the new financial year, EVN was able to decisively strengthen its position in the water business area through the purchase of WTE Wassertechnik GmbH. The WTE Group designs, builds, finances and operates municipal and industrial water and wastewater plants and with this range of products has enjoyed long-term success in the Central and Eastern European markets. Accordingly, the company is ideally placed to profit from the economic and market growth forecast for this region. In December 2003, the newly founded WTE Holding supplemented its 50% holding in NOVUM, another Group company active in the wastewater sector, by buying the remaining 50% of stock from Verbundgesellschaft and now owns all the company shares. NOVUM is the largest, privately owned operator of wastewater plants in Austria. In close co-operation with the respective municipalities, it currently operates five such plants in its home market, which the company also designed and built. With the concentration of knowledge and experience from evn wasser, WTE and NOVUM, the EVN Group has completed its comprehensive infrastructure range in the water sector in the best possible manner.

Challenging environment
Energy and infrastructure suppliers are confronted by major challenges. The international energy situation continues to be characterised by rising demand, which in the case of electricity amounts to growth of around 2% per annum, while at the same time the purchasing prices for gas, coal and electricity remain high. Naturally, the appropriate measures must be made to cover these increases in demand.

Against this background, the question of the realisation of the Kyoto targets and the introduction of pan-European CO_2 emission trading has acquired additional topicality. The CO_2 problem not only affects aspects of climate protection, but also questions of planning security relating to site selection and investments. Differing objectives must be weighed up carefully, in order to establish a sustainable and durable basis with regard to the security of supply.

Outlook
Intensive efforts are continuing in the Austrian electricity industry with respect to the realisation of the "Austrian electricity solution", which has already been approved in principle by the European Commission. I am confident that we will be able to meet the deadline set by the Commission, which in the meantime has been extended to April 11, 2004. Like the "Austrian gas solution" and EconGas, which was founded within its framework, the consolidation of the Austrian electricity market will also result in a significant strengthening of the companies involved. The close co-operation between the partner companies will generate synergy effects and economies of scale, as well as ensuring that the alliance is of a competitive size in a European market.

EVN has also built solid positions for the future and as a result of the systematic implementation of its multi-service utility concept, has evolved from being purely an energy supplier, into a customer-oriented infrastructure provider. Apart from the integrated supply of electricity, gas and heating, through our water, wastewater, waste incineration and telecommunications activities, we have also opened up additional areas of business with dynamic growth potential.

Rudolf Gruber
Chairman of the Executive Board

Maria Enzersdorf,
February 2004

General economic and energy sector environment

EVN's business development in the first quarter of the 2003/04 financial year (October 1 – December 31, 2003) was influenced by a number of differing factors:

- Temperatures, which during the period under review, were slightly below the long-term average.
- Energy sourcing prices that remained at a high level.
- The failure of the anticipated economic recovery to arrive during the period under review and the expectation that an upturn will first materialise in 2004.
- Financial markets, which by contrast, developed in a thoroughly positive manner.

Measured in terms of the heating degree total, which is used in the energy industry as an indicator for temperature-related energy demand, temperatures in the EVN supply area during the period under review were around 4.6% lower than the comparable figure of the preceding year. The first quarter of 2003/04 was also 2.2% colder than the long-term average. Correspondingly, this had a positive effect on EVN sales.

Sourcing prices in both the electricity and gas sectors remained at a high level. A trend which, above all, resulted in rising primary fuel costs. In view of the branch forecasts, in the long-term, further price increases can be anticipated, particularly for electricity.

An economic upturn can first be expected in the course of 2004. Various indicators are already starting to show an upward trend, but up to now, impetus with regard to domestic demand and employment that would lead to sustained growth has yet to be registered.

The situation in the international financial markets during the period under review had a positive effect on EVN's development. For although there were initial indications of an economic recovery, interest rates remained low and the the price rises on the stock markets also led to financial asset gains.

Overall business development

Sales revenues down on the preceding year

As a result of the change in the gas business sales structure, which came into force on January 1, 2003, and involved the transfer of both key accounts and gas trading to EconGas, EVN sales revenues declined as compared to the figure for the first quarter of the 2002/03 financial year. However, if this structural alteration is excluded, sales development actually showed considerable growth in some areas.

As a consequence of the aforementioned change in the gas business structure, energy business revenues in the first quarter of 2003/04 amounted to EUR 290.4 m, which was EUR 37.6 m, or 11.5%, lower than the total of the preceding year. By contrast, water business and other operating revenues rose sharply. All in all, sales revenues stood at EUR 327.8 m, which was 6.6% below the level of the previous year.

During the period under review, electricity revenues showed an upward trend, rising by 11.6% to EUR 183.3 m. This increase was due primarily to the increase of thermal generation. Conversely, gas business revenues declined by 38.4% to EUR 92.4 m as a direct result of the transfer of the key account and trading businesses to EconGas.

Due to the low temperature pattern and the continuous rise in the number of customer connections, heating revenues in the first quarter of 2003/04 were 7.4% up on the figure for the preceding year at EUR 14.7 m.

The initial inclusion of the WTE Group in the consolidated financial statements resulted in a marked rise in water business revenues. These increased by EUR 7.9 m to EUR 11.8 m. However, as a consequence of the strongly project-related nature of this business area, the effects of this expansion will first become fully apparent in the second half of the financial year.

In the first quarter of 2003/04, other EVN operating revenues rose by EUR 6.7 m, or 35.1%, to EUR 25.6 m. This increase was mainly the result of the test operations carried out at the Dürnrohr waste incineration plant during the period under review. The commencement of full operations on January 1, 2004, will serve to further strengthen this positive trend.

Due mostly to ongoing projects within the WTE Group, the items combined under the heading, "Own work capitalised and other operating income", increased by EUR 11.6 m to EUR 20.0 m in the period under review.

Continuing pressure from high energy purchasing prices

The high cost of energy purchases continued to be a burden on EVN's results. Although in absolute terms, the drop in gas sales led to a decline in total expenditure on external electricity purchases and primary energy of EUR 32.9 m, or 18.0%, to EUR 149.6 m, costs nonetheless continued to rise in relation to sales. The main reason for this trend was the increased expense of electricity and primary energy, as well as additional expenditure on electricity from renewable sources and balancing energy.

The cost of materials and services was up by 59.1% at EUR 32.9 m. This rise was caused primarily by higher expenditure on external services in connection with WTE projects.

Significant rise in personnel expenses due to increased workforce numbers

As opposed to the first quarter of the preceding year, workforce numbers increased considerably and hence the personnel expenses of the EVN Group also rose. On average, the Group employed a total of 2,571 people, which was 355, or 16.0%, more than in the previous year. The main reason for this rise was the enlargement of the scope of consolidation during the past financial year and the initial inclusion of the WTE Group, which brought an additional 259 employees. However, measured in terms of this increase, personnel expenses only rose by 7.7% to EUR 48.5 m, which is under-proportional. Above all, a reduction in the expenditure on severance payments and pensions served to cushion the rise in costs.

Depreciation amounted to EUR 33.1 m, which was 15.3% up on the figure for the preceding year. This increase was mainly the result of higher investment during the previous year in the electricity, heating and waste incineration sectors. Other operating expenses also rose, due primarily to the enlargement of the scope of consolidation.

Result before tax up on the preceding year

Despite the fall in energy business revenues due to the transfer to EconGas and the unfavourable developments in energy purchasing prices, EVN's operating result during the period under review amounted to EUR 71.3 m, which was virtually unchanged compared to the preceding year.

By contrast, the financial result of EUR 12.4 m was well up on the EUR 4.4 m of the previous year. The decisive factor in this increase was a higher result from investments, which derived mainly from the equity valuation of BEWAG and EconGas. Against the background of a positive financial market environment, there were further positive changes in the valuation of financial assets. Furthermore a slight deterioration in the interest result was counterbalanced by a marginal improvement derived from the valuation of financial instruments.

In total, at EUR 83.6 m, the result before tax was 10.5% above the comparable figure for preceding year. Following a reduction in the taxes on profit, net result for the period improved by 18.2%, from EUR 51.0 m to EUR 60.3 m. This led to an increase in earnings per share (EPS) of 18.2% to EUR 1.60.

Operating result (EBIT) Q. 1



80
60
40
20
EUR m
75.8
71.3
71.3
2001/02 Q. 1
2002/03 Q. 1
2003/04 Q. 1

Income statement (IFRS)

	2003/04 Q. 1	2002/03 Q. 1	Change	
	EUR m	EUR m	EUR m	%
Electricity revenues	183.3	164.3	19.0	11.6
Gas revenues[1]	92.4	150.0	–57.6	–38.4
Heating revenues	14.7	13.7	1.0	7.4
Water revenues	11.8	3.9	7.9	–
Other revenues	25.6	18.9	6.7	35.1
Sales revenues	**327.8**	**350.8**	**–23.0**	**–6.6**
Work performed and capitalised and other operating income	20.0	8.3	11.6	–
Electricity purchases and primary energy expenses	–149.6	–182.5	32.9	18.0
Cost of materials and services	–32.9	–20.7	–12.2	–59.1
Personnel expenses	–48.5	–45.0	–3.5	–7.7
Depreciation	–33.1	–28.7	–4.4	–15.3
Other operating expenses	–12.3	–10.8	–1.5	–13.4
Operating result (EBIT)	**71.3**	**71.3**	**0.0**	**0.0**
Result from investments	8.9	–1.2	10.1	–
Interest and other financial result	3.5	5.6	–2.1	–37.3
Financial result	**12.4**	**4.4**	**8.0**	–
Profit before tax	**83.6**	**75.7**	**7.9**	**10.5**
Taxes on profit	–23.3	–24.7	1.4	5.5
Minority interests	0.0	0.0	0.0	–7.2
Period net result	**60.3**	**51.0**	**9.3**	**18.2**
Number of shares	37,581,455	37,581,455		
Earnings per share in EUR	1.60	1.36	0.25	18.2

[1] From January 1, 2003, excluding gas key account sales and trading due to the transfer to EconGas

As a consequence of the highly seasonal nature of business in the energy and water sectors, EVN's development in the first quarter cannot simply be extrapolated to the 2003/04 financial year as a whole. Nonetheless, the result of the period under review provides a solid basis for the further business development.

Balance sheet extension due to the initial consolidation of WTE
In comparison to the last balance sheet date (September 30, 2003), the EVN Group balance sheet total increased by EUR 264.4 m, or 8.8%, to EUR 3,258.2 m. The main reason for this rise was the initial consolidation of the WTE Group, which led to sizeable growth in virtually all balance sheet items. EVN continues to demonstrate an extremely solid balance sheet structure.

Balance sheet (IFRS)

	31.12.03	30.9.03	Change	
	EUR m	EUR m	EUR m	%
Assets				
Fixed assets				
Tangible and intangible assets	1,726.0	1,660.0	66.0	4.0
Investments	671.4	616.7	54.7	8.9
Long-term leasing receivables	103.1	0.0	103.1	–
Other long-term assets	110.1	104.6	5.5	5.3
	2,610.6	**2,381.3**	**229.3**	**9.6**
Current assets				
Inventories	62.2	20.6	41.6	–
Receivables and other current assets	328.7	289.5	39.3	13.6
Cash and current deposits	256.6	302.4	–45.9	–15.2
	647.6	**612.5**	**35.0**	**5.7**
Total assets	**3,258.2**	**2,993.8**	**264.4**	**8.8**
Equity and liabilities				
Equity				
Share capital	91.1	91.1	0.0	–
Capital reserves	186.8	186.8	0.0	–
Retained earnings	936.2	875.7	60.5	6.9
Valuation reserve according to IAS 39	11.6	–15.5	27.1	–
Currency translation differences	–0.7	–0.6	–0.1	–8.8
	1,225.0	**1,137.5**	**87.5**	**7.7**
Minority interests	22.6	22.7	–0.1	–0.5
Long-term liabilities				
Long-term debt	823.5	734.0	89.5	12.2
Deferred tax	89.0	68.2	20.9	30.6
Long-term provisions	396.6	396.0	0.7	0.2
Deferred income from customer payments for network construction	178.5	177.3	1.2	0.6
Other long-term liabilities	43.4	38.1	5.3	13.9
	1,531.0	**1,413.5**	**117.5**	**8.3**
Current liabilities				
Short-term loans	33.2	6.6	26.5	–
Taxes payable	94.3	97.1	–2.9	–2.9
Trade accounts payable	94.4	89.6	4.8	5.3
Current provisions	117.6	128.2	–10.6	–8.3
Other current liabilities	140.2	98.5	41.7	42.3
	479.6	**420.1**	**59.5**	**14.2**
Total equity and liabilities	**3,258.2**	**2,993.8**	**264.4**	**8.8**

The inclusion of WTE Group assets was also the primary source of a rise in fixed assets during the period under review of 9.6% to EUR 2,610.6 m, so that the share of this item in the balance sheet total rose to 80.1%. Inventories also went up as a consequence of WTE's customer orders which have not yet been invoiced. Conversely, cash and cash equivalents mainly fell due to the purchase of the WTE Group. Accordingly, the share of current assets in the balance sheet total dropped from 20.5% to 19.9%, despite a balance sheet date related increase in trade accounts receivable.

The share of long-term liabilities rose by 8.3% to EUR 1,531.0 m due to the initial inclusion of WTE Group. The share of current liabilities also increased for the same reason, rising from 14.0% to 14.7%. All in all, EVN liabilities were EUR 177.0 m, or 9.7%, higher than on the last balance sheet date.

The result achieved during the period under review, together with balance sheet date related result neutral value adjustments in accordance with IAS 39, led to an increase in equity of 7.7% to EUR 1,225.0 m. Accordingly, the equity ratio on the balance sheet date for the period stood at 37.6% (September 30, 2003: 38.0%). However, it should be noted that as at December 31, 2003, equity still contained the dividend for 2002/03, which in the meantime has been approved by the Annual General Meeting.

Balance sheet structure December 31, 2003


100
80
60
40
20
%
19.9
80.1
14.7
47.7
37.6
Assets
Equity and liabilities
Current assets
Fixed assets
Short-term loans
Long-term loans
Equity

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	Valuation reserve according to IAS 39	Currency translation differences	Total
As at 30.9.2002	**91.1**	**186.8**	**798.2**	**–34.9**	**0.0**	**1,041.1**
Dividend 2001/02	–	–	–26.3	–	–	–26.3
Result 2002/03	–	–	102.6	–	–	102.6
Profit-neutral changes to the value of financial instruments	–	–	–	19.5	–	19.5
Currency translation	–	–	–	–	–0.6	–0.6
Changes in the scope of consolidation	–	–	1.3	–	–	1.3
As at 30.9.2003	**91.1**	**186.8**	**875.7**	**–15.5**	**–0.6**	**1,137.5**
Net result Q. 1 2003/04	–	–	60.3	–	–	60.3
Profit-neutral changes to the value of financial instruments	–	–	–	27.1	–	27.1
Currency translation	–	–	–	–	–0.1	–0.1
Changes in the scope of consolidation	–	–	0.2	–	–	0.2
As at 31.12.2003	**91.1**	**186.8**	**936.2**	**11.6**	**–0.7**	**1,225.0**

Liquidity down due to WTE acquisition

Despite the increase in the result before tax, cash flow from the result was EUR 10.2 m, or 10.2%, below the figure for the preceding year at EUR 89.2 m. The non-cash earnings contained in the financial result were slightly higher than in the previous year.

The cash flow from operating activities fell in a corresponding manner, dropping by EUR 12.1 m, or 18.1%, as compared to the preceding year, to EUR 54.5 m. The fluctuations in working capital also caused an additional fall of EUR 1.8 m.

There were marked changes in the cash flow from investment activities during the first quarter of 2003/04. While in the previous year this figure was subject to the positive influence of the sale of ATEL stock, during the period under review, the purchase of the WTE Group caused it to fall. In total, the value dropped by EUR 142.7 m to minus EUR 123.2 m.

The cash flow from financing activities also declined in comparison to the previous year, as Group financial liabilities were reduced during the first quarter of 2003/04.

All in all, on this basis, EVN had a negative cash flow of minus EUR 76.0 m, which was primarily the result of the purchase of the holding in WTE. Cash and cash equivalents fell accordingly to EUR 155.5 m.

Investments in fixed assets down on the preceding year

With a reduction of 39.5% to EUR 26.9 m, investments in fixed assets during the period under review were well down on the high level of the preceding year. In the previous scope of consolidation, i.e. excluding the WTE Group, there was a fall in investment levels due to the completion of the AVN waste incineration plant, the refurbishing of the Korneuburg power station, new wind farms and the evn naturkraft Dorfmühle hydropower plant the year before. As ongoing WTE projects are reported as not yet invoiced customer orders and long-term receivables from leasing business, the inclusion of the WTE Group has not led to any major increase in fixed assets.

Cash flow statement (IFRS)

	2003/04 Q. 1 EUR m	2002/03 Q. 1 EUR m	Change EUR m	Change %
Profit before tax	83.6	75.7	7.9	10.5
Non-cash items	5.5	23.6	–18.1	–76.5
Cash flow from the result	89.2	99.3	–10.2	–10.2
Cash flow from operating activities	54.5	66.6	–12.1	–18.1
Cash flow from investment activities	–123.2	19.5	–142.7	–
Cash flow from financing activities	–7.3	–0.9	–6.4	–
Total cash flow	–76.0	85.1	–161.2	–
Cash and cash equivalents at beginning of the period	230.6	143.4	87.2	60.8
Changes in the scope of consolidation	0.9	0.0	0.9	–
Cash and cash equivalents at end of the period	155.5	228.5	–73.0	–32.0

Investments Q. 1 2003/04


2.6 %
5.6 %
10.1 %
Electricity
Gas
Heating
Water
Other

The individual business areas

Increased electricity production

EVN electricity sales to end consumers in the first quarter of 2003/04 fell by 0.9% as compared to the preceding year, to 1,635 GWh. This decline related entirely to the EVN network area. There was a competition- and economy-related decline of 1.8%, which was only partially compensated for by low temperatures. However, there was a slight increase in sales outside the EVN network area.

By contrast, due to the increased use of EVN power stations, electricity trading and sales to other electricity companies were markedly higher and maintained their expansion course in the period under review with growth of 19.7% to 1,319 GWh. As a result, overall EVN electricity sales volumes during the period under review increased by 7.3% to 2,954 GWh.

Electricity revenues also rose during the period under review by 11.6% to EUR 183.3 m, largely as a result of the generation-related expansion in trading business. The operating result in the electricity sector was 7.1% below that of the preceding year at EUR 34.8 m, a fall that was the direct consequence of the sizeable increase in the expenditure required for electricity purchases and primary energy, as well as network tariff reductions.

Generation in EVN's power stations during the first quarter of 2003/04 amounted to 1,301 GWh. This represented a rise of 50.8% as compared to the figure for the same period of the preceding year (Q. 1 2002/03: 862 GWh) and derived mainly from an increase in output from thermal power stations. By contrast, hydropower production fell due to the low river levels.

First quarter in the gas sector without key accounts and trading business

As EVN's consolidated financial statements for the first quarter of the preceding year still contained the key account and trading business transferred to EconGas on January 1, 2003, a data comparison with the period under review is only possible to a limited extent. EVN has merely retained its domestic and commercial customers and this has naturally led to a reduction in the sales volumes reported.

As a direct result of the transfer of the key account and trading business, EVN gas sales volumes in the first quarter of 2003/04 were 58.6% down on the figure for the previous year at 254 m m³.

By contrast, due to the cold weather and ongoing network expansion, sales to domestic and commercial customers increased.

In view of this sales pattern and a network tariff reduction, gas revenues were 38.4% down on the level of the preceding year at EUR 92.4 m. The operating result in the gas segment fell by 7.8% to EUR 27.5 m. However, due to the change in the sales structure, the EBIT margin was clearly higher than that of the preceding year

Sales revenues by business area Q. 1 2003/04



3.6 %
4.5 %
28.2 %
55.9 %
Electricity
Gas
Heating
Water
Other

Sales volumes

	2003/04 Q. 1	2002/03 Q. 1	Change Absolute	Change %
Electricity (GWh)				
Sales to end customers	1,635	1,650	–15	–0.9
Electricity trading and sales to other electricity companies	1,319	1,102	217	19.7
Total electricity sales volumes	**2,954**	**2,752**	**202**	**7.3**
Gas (m m³)				
Sales to end customers[1]	242	483	–241	–49.9
Gas trading and sales to external power stations[1]	12	130	–118	–90.8
Total gas sales volumes	**254**	**613**	**–359**	**–58.6**
Company plants and internal consumption	157	54	104	–
Total gas consumption	**411**	**667**	**–255**	**–38.3**
Heating sales volumes (GWh)	**327**	**279**	**49**	**17.5**
Water sales volumes (m m³)	**5**	**5**	**0.1**	**1.6**

[1] From January 1, 2003, excluding gas key account sales and trading due to the transfer to EconGas.

Water business makes a quantum leap due to the initial consolidation of the WTE Group

During the period under review, there were sizeable increases in water business sales volumes, revenues and result derived from the initial consolidation of the WTE Group, which was taken over by EVN with effect from October 1, 2003. WTE designs, builds, finances and operates municipal and industrial water and wastewater plants and with its range has enjoyed long-term success in Central and Eastern European markets.

In December 2003, WTE Holding supplemented its 50% holding in NOVUM, another company active in the wastewater sector, by buying the remaining 50% of stock from Verbundgesellschaft and now owns all the company shares. NOVUM is the largest, privately owned operator of wastewater plants in Austria. In close co-operation with the respective municipalities, it currently operates five such plants in its home market, which the company also designed and built.

During the period under review, the water sales volumes of the fully consolidated subsidiary, evn wasser, also increased and at 5.0 m m³ were 1.6% above the figure for the preceding year. In total, due to the initial inclusion of the WTE Group in the scope of consolidation, revenues from the water business rose by EUR 7.9 m to EUR 11.8 m. As a consequence, an EBIT of EUR 3.9 m was achieved.

Heating and other business areas continue to grow

Due to the steady increase in customer numbers and the favourable demand for heating, EVN's heating business continued to expand rapidly. Heating sales volumes in the period under review were up by 17.5% relative to the same period of last year at 327 GWh and revenues rose correspondingly by 7.7% to EUR 14.7 m.

AVN also provided its first sales revenues in the first quarter of 2003/04, the company's waste incineration plant having completed its test operations during the period under review. The plant has been in full operation since January 1, 2004.

Segment results

EUR m	Electricity		Gas		Water		Heating and other business areas		Group eliminations		Group total	
	2003/04 Q. 1	2002/03 Q. 1	**2003/04 Q. 1**	2002/03 Q. 1	**2003/04 Q. 1**	2002/03 Q. 1	**2003/04 Q. 1**	2002/03 Q. 1	**2003/04 Q. 1**	2002/03 Q. 1	**2003/04 Q. 1**	2002/03 Q. 1
External sales revenues	187.7	168.7	96.1	153.0	11.8	3.9	32.2	25.2	–	–	327.8	350.8
Intra-Group revenues	2.2	1.3	25.1	10.4	0.0	0.0	1.3	0.2	–28.6	–11.9	0.0	0.0
Operating expenses	–155.0	–132.5	–93.7	–133.6	–7.9	–3.1	–28.5	–22.4	28.6	11.9	–256.5	–279.6
Operating result (EBIT)	34.8	37.5	27.5	29.8	3.9	0.8	5.1	3.1	–	–	71.3	71.3
EBIT margin	18.3	22.1	22.7	18.2	33.0	20.2	15.1	12.1	–	–	21.7	20.3

The EVN share

EVN share price rises

The trend in the international stock markets during the weeks from October to December 2003 mirrored the generally optimistic economic expectations. This period saw the Dow Jones rise by 12.7% and the German DAX index go up by 21.8%.

Against the background of these positive, international developments, the Vienna ATX share index gained ground in the period under review and rose by 14.3%. Between October and December 2003, the Dow Jones Euro Stoxx Utilities branch index also went up by 15.1%.

The EVN share followed this generally positive trend, with a price rise of 10.4% in the period under review.

During the first quarter of 2003/04, the EVN share of stock turnover on the Vienna Stock Exchange amounted to EUR 31.1 m, or 0.6%.

Change in ownership structure and ATX weighting

A change in ownership structure took place during the period under review. Energie Steiermark Holding AG (ESTAG) reduced its holding to less than 5% of EVN voting shares. This led to an increase in the free float and accordingly in EVN's weighting on the ATX.

Index weighting of the EVN share

	31.12.2003
ATX (Austrian Traded Index)	4.72%
ATX Prime	4.14%
WBI (Wiener Börse Index)	3.48%

Investor relations

In the first quarter of 2003/04, EVN maintained an active dialogue with all interested target groups in the capital markets. During the period under review, the company held road shows in the USA, and the annual results for 2002/03 were presented to the financial community in Vienna, London and Paris. Moreover, EVN was again represented at the GEWINN trade fair in Vienna during October 2003.

In December 2003, for the second time, EVN issued a Sustainability Report together with its Annual Report as a response to the sharp increase in the numbers of ethic- and ecology-oriented investors.

We would like to invite you to visit our investor relations homepage. At **www.investor.evn.at** you will find all relevant information, such as current reports, press releases, price trends, the financial calendar and much more besides. In addition, we also offer numerous services, which are tailor-made for individual investors.

EVN share price and ATX (Austrian Traded Index) – relative development



Base: October 1, 2001
160
140
120
100
80
Oct|Nov|Dec| Jan|Feb|Mar|Apr|May|Jun| Jul |Aug|Sep| Oct|Nov|Dec| Jan|Feb|Mar|Apr|May|Jun| Jul |Aug|Sep| Oct|Nov|Dec| Jan|
2002
2003
2004
EVN closing price
ATX

Ownership structure



51%
Province of Lower Austria
EnBW
Raiffeisenlandesbank Oberösterreich
Free float

Base: Filings according to Austrian stock exchange regulations and representation at the AGM.

The EVN share

		2003/04 Q. 1	2002/03 Q. 1	2001/02 Q. 1
Share price at closing date	EUR	40.00	41.00	45.77
Highest price	EUR	41.20	43.90	46.05
Lowest price	EUR	36.10	39.13	41.00
Value of shares traded[1]	EUR m	31	33	109
Share of total turnover[1]	%	0.62	1.04	3.42
Market capitalisation at closing date	EUR m	1,503	1,541	1,720

[1] Vienna Stock Exchange



Financial calendar 2003/04[1)]

- HY 1 results — May 26, 2004
- Q. 1–3 results — August 25, 2004
- Annual results press conference 2003/04 — December 14, 2004

[1)] Provisional

EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
e-mail investor.relations@evn.at

Information on the Internet

www.evn.at
www.investor.evn.at

Further websites

Allplan	www.allplan.at
AVN	www.avn.at
Burgenland Holding	www.buho.at
EconGas	www.econgas.com
EnergieAllianz	www.energieallianz.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&t	www.eundt.at
grafotech	www.grafotech.at
kabelsignal	www.kabsi.at
nökom	www.noekom.at
NOVUM	www.novum.at
Austrian electricity solution	www.unserstrom.at
teletech	www.teletech.co.at
WTE	www.wte.at



Always at your service – this is the punch line of a TV commercial with which EVN is currently advertising its services portfolio and, above all, drawing attention to its basic business approach. Our claim actually goes far beyond being available to our customers "at all times" or "around the clock". Images and sequences from the commercial were also the inspiration for the illustrations contained in this Letter to Shareholders. As is the case with EVN activities, the main focus is on people, i.e. customers.